Lundin Mining Corporation Reports On Audit of Galmoy Mine Resources

March 18, 2005 (LUN – TSX, LUMI – Stockholmsborsen O-list) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that further to its previously announced intention to merge with ARCON International Resources P.l.c. ("ARCON"), Watts, Griffis and McOuat Limited ("WGM"), independent mining consultants engaged by Lundin Mining, have reported on their audit of ARCON's Mineral Resource estimate for the Galmoy Mine, being ARCON's principal asset.

WGM have noted that ARCON prepared the Mineral Resource estimates according to the standards and definitions incorporated in the code for reporting mineral exploration results, mineral resources and mineral reserves ("IMM Reporting Code") prepared by the Institution of Mining and Metallurgy working group on resources and reserves in conjunction with the European Federation of Geologists, the Geological Society of London and the Institute of Geologists of Ireland. [The IMM Reporting Code is acceptable for Canadian disclosure purposes under the provisions of Canadian Securities Regulation National Instrument 43-101 Guidelines.] As part of their audit, WGM have reconciled the estimated mineral resource to the Mineral Resource and Mineral Reserve categories established in the Canadian Institute of Mining, Metallurgy and Petroleum definitions ("CIM standards") and the results of this audit are set out below.

As a result of their audit, WGM are of the opinion that the Mineral Resource and Mineral Reserve estimates dated September 30, 2004 reported by ARCON for the Galmoy Mine are valid and WGM accepts the results. WGM are also of the opinion that the Indicated Mineral Resource estimate for the R-Zone, which hosts approximately 36% of the total Mineral Resource for the mine, is conservative.

The Mineral Resource estimate (which incorporates Mineral Reserves) for the Galmoy Mine is as follows:

Mineral Resources (using a 4.5% ZnEq* cutoff and 3.7 m minimum mining thickness**) Prepared by Galmoy Staff September 30, 2004 – Audited & Reclassified by WGM (March 2005)

Classification	Tonnes	% Zn	% Pb	g/t Ag
Measured	3,418,000	15.90	4.65	46.51
Indicated	2,096,000	11.31	2.87	21.41
Measured + Indicated	5,514,000	14.15	3.97	36.97

Inferred***	79,000	5.9	0.2	18

*     ZnEq (zinc equivalent) = %Zn + 1/2% Pb. This factor is derived by mine staff based on metallurgical recoveries and metal prices. It is a factor often used in similar mines and has     proven to be historically accurate.

**    When mining thicknesses must be increased to meet the 3.7 m minimum, this dilution is added at its assayed grade and if it has not been assayed, it is assigned the average below-cutoff grade calculated from all samples within the assay database. This procedure is not required for the R-Zone since all drill holes were assayed to lengths greater than 3.7 m.

*** The Inferred Resource is in addition to the Measured and Indicated Resources.

The Mineral Reserve estimate for the Galmoy Mine (which is included within the Mineral Resource reported above, the Proven being derived from the Measured and the Probable from the Indicated) is as follows:

Mineral Reserves (using a 6% ZnEq cutoff) Prepared by Galmoy Staff September 30, 2004 – Audited & Reclassified by WGM (March 2005)

Classification	Tonnes	% Zn	% Pb	g/t Ag
Proven	2,615,674	15.9	4.9	47
Probable	1,340,724	10.6	3.0	23
Proven + Probable	3,956,398	14.1	4.3	39

The independent Qualified Person, as that term is defined in National Instrument 43-101, who conducted the audit on behalf of Lundin Mining was John R. Sullivan, P.Geo., Senior Geologist, WGM.

ON BEHALF OF THE BOARD

Edward F. Posey
President

For further information, please contact:

Karl-Axel Waplan, Exec. V.P. Operations	+46 705 104 239
Sophia Shane, Investor Relations	+1 604 689 7842

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, B.C.
Canada V6C 3E8
Tel: +1-604 689 78 42
Fax: +1-604 689 42 50
www.lundinmining.com